Howard Groedel direct 216.583.7118 direct fax 216.583.7119 hgroedel@ulmer.com

April 25, 2013

Via Federal Express

Mr. Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Energy Corporation Schedule 13E-3 filed February 20, 2013 File No. 005-83491 Schedule 14C filed February 20, 2013 File No. 000-52409

Dear Mr. Panos:

On behalf of China Energy Corporation (the “Company”) and in connection with the Company’s above-referenced filings, we are writing in response to the comments set forth in your letter addressed to WenXiang Ding, President, Chief Executive Officer and Director of the Company, dated March 7, 2013 (the “Comment Letter”). Simultaneously with the filing of this letter, the Company is filing a revised Schedule 14C and Amendment No. 1 to Schedule 13E-3 to reflect changes made in response to the comments set forth in your Comment Letter. Copies of the revised Schedule 14C and Amendment No. 1 to Schedule 13E-3 and black-lined copies marked against the originals of each are enclosed for your convenience. Below, we have repeated your comments in italics, followed by the Company’s response or proposed disclosure.

Schedule 13E-3

1.	Please revise Item 16(a), Exhibits, to explicitly reference that the information statement has been electronically filed and appears as a public filing that is identified as a Schedule 14C.

Please see the revised disclosure in Item 16(a) of Amendment No. 1 to Schedule 13E-3.

2.	Please revise Item 16, Exhibits, to specifically include as an exhibit any periodic reports previously filed by China Energy the content of which is intended to be used to satisfy the disclosure requirements set forth in Item 13 of Schedule 13E-3. See General instruction F to Schedule 13E-3. Please also revise Item 13(a) to incorporate directly from such reports.

Nicholas P. Panos

April 25, 2013

Please see the revised disclosure in Item 16, Exhibits, specifically including as an exhibit the Company’s Annual Report on Form 10-K for the year ended November 30, 2012. Also, please see the revised disclosure in Item 13(a) referencing the incorporation of such report.

Schedule 14C

Board of Directors and Stockholder Approval

3.	Please advise us, with a view towards revised disclosure, the circumstances under which China Energy obtained the written consents from stockholders holding 63.9% of the outstanding common shares. Briefly address whether China Energy solicited the consents within the meaning of Exchange Act Rule 14a-1(1), and advise us why the names of the stockholders executing the written consents have not been identified in this section.

Please see the revised disclosure in the last paragraph in “Special Factors – Background of the Transaction” which provides, among other things, the names of the consenting shareholders. By way of supplemental disclosure, please be advised that the Company did not solicit the consents of these shareholders nor were their consents required for shareholder approval of the proposed transaction since Mr. Ding beneficially owns a sufficient number of shares to approve the going private transaction as adopted by the Board. During the course of the conference call, Mr. Ding advised these shareholders of his discussions with the representative of the Special Committee and each shareholder expressed support of the decision to go private. No written materials were provided to any of these individuals other than the written consent, nor was any consideration offered or provided to them for their consents. These individuals are either relatives or long-time acquaintances of Mr. Ding.

Fairness of Reverse Stock Split

4.	Revise to indicate, if true, that the Board of Directors is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A expressly apply to the issuer as distinguished from the Board of Directors.

Please see the revised disclosures in the third-to-last paragraph in “Special Factors – Fairness of the Reverse Stock Split.”

5.	Revise to make clearer that both China Energy and Mr. Ding “believe that the reverse stock is substantively and procedurally fair to the security holders of the Company, including the unaffiliated stockholders.”

Nicholas P. Panos

April 25, 2013

Please see the revised disclosures in the third-to-last paragraph in “Special Factors – Fairness of the Reverse Stock Split.”

6.	The Board of Directors and Mr. Ding must specifically discuss the balance of the factors identified in Instruction 2 to Item 1014 of Regulation M-A that have not been addressed by the Special Committee. The Board (on behalf of the issuer) and Mr. Ding may rely upon and adopt analyses and conclusions produced by other parties such as the Special Committee only to the extent that those analyses meet the disclosure standard set forth in Instruction 2 to Item 1014 of Regulation M-A. At present, however, the analyses and conclusions presented to support the respective fairness determinations do not address going concern value, liquidation value and net book value. Please revise. See Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

The fourth bullet point under the second paragraph in “Special Factors – Fairness of the Reverse Stock Split” presents the Special Committee’s consideration of liquidation value in connection with its fairness determination. Please see the revised disclosures in that section specifically addressing the Special Committee’s consideration of the going concern and net book value factors in connection with its fairness determinations.

Financial Effect of the Transaction

7.	Revise to include a “reasonably itemized statement” of the transaction expenses. Refer to Item 1007(c) of Regulation M-A.

Please see the revised disclosures in “Special Factors – Effects of the Reverse Stock Split - Financial Effect of the Transaction.”

Financial Information

8.	We noticed that financial information from China Energy’s filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The unaudited summary financial information presented as “Selected Historical Financial Information” does not appear to conform to this disclosure standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

Please see the revised disclosures in “Financial Information – Pro Forma Consolidated Financial Statements (Unaudited)”, “- Pro Forma Consolidated Balance Sheet (Unaudited)”, “- Pro Forma Condensed Consolidated Year-End Statement of Operations (Unaudited)”, “- Ratio of Earnings to Fixed Charges”, “- Book Value Per Share”, and – Income Per Share for Continuing Operations”.

Nicholas P. Panos

April 25, 2013

9.	Advise us, with a view toward revised disclosure, why the book value per share data and pro forma presentation have been based upon figures produced as of August 31, 2012 when the fiscal year appears to have ended three months later and three additional months have since elapsed. Depending upon the response to this comment, we may also ask China Energy to disclose a revised Ratio of Earnings to Fixed Charges.

Please see the revised disclosures in “Financial Information – Ratio of Earnings to Fixed Charges.”

The requested written statement from each filing person is attached hereto.

The Company believes that the foregoing responds fully to each comment in the Comment Letter. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses.

Very truly yours,

Howard Groedel